上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 NOV -1 P 2:23

Our Ref: SIHL/ADR/07

30th October 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07027693

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 29th October 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
NOV 06 2007
THOMSON
FINANCIAL

Marina Wong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

11/5

M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

South China Morning Post
Publication Date : 30th October 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION
MAJOR TRANSACTION/PRICE-SENSITIVE INFORMATION/ CONTINUING CONNECTED TRANSACTIONS

MAJOR TRANSACTION IN RELATION TO THE PROPOSED ACQUISITION OF 19% EQUITY INTEREST IN SHANGHAI URBAN DEVELOPMENT (HOLDINGS) CO., LTD. AND POTENTIAL CONTINUING CONNECTED TRANSACTIONS

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 29th November 2007 or until such time as the major transaction and continuing connected transactions circular is sent to shareholders, whichever is the later. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 29th October 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

MAJOR TRANSACTION IN RELATION TO THE PROPOSED ACQUISITION OF 19% EQUITY INTEREST IN SHANGHAI URBAN DEVELOPMENT (HOLDINGS) CO., LTD. AND POTENTIAL CONTINUING CONNECTED TRANSACTIONS

The Board is pleased to announce that on 29th October 2007, the Company entered into the Equity Transfer Contract with Xuhui SAAC, pursuant to which Xuhui SAAC has agreed to sell, and the Company has agreed to purchase, a 19% equity interest in Shanghai Urban Development at a cash consideration of RMB1,568,707,100 (equivalent to approximately HK$1,634,070,000).

Upon completion of the Proposed Acquisition, the Company's equity interest in Shanghai Urban Development will be increased from 40% to 59% and Xuhui SAAC's equity interest in Shanghai Urban Development will be reduced from 60% to 41% and Shanghai Urban Development will become a non wholly-owned subsidiary of the Company.

Shanghai Urban Development was established in 1996 and was converted from a state-owned enterprise to a Sino-foreign equity joint venture company in July 2007 following the acquisition by the Company of a 40% equity interest in it.

The Proposed Acquisition constitutes a major transaction of the Company under Chapter 14 of the Listing Rules. Accordingly, it is subject to reporting, announcement and shareholders' approval requirements of the Listing Rules.

The Cross Guarantee Arrangement, which exists prior to the acquisition by the Company of equity interest in Shanghai Urban Development, will continue after the completion of the Proposed Acquisition. Upon completion of the Proposed Acquisition, the State-owned Management Company will be considered a connected person of the Company and thus the Cross Guarantee Arrangement will constitute continuing connected transactions of the Company. Pursuant to Rule 14A.65(4) of the Listing Rules, the provision of guarantees by the State-owned Management Company in respect of the loans/facilities obtained by Shanghai Urban Development pursuant to the Cross Guarantee Arrangement is exempt from the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules. The provision of guarantees by Shanghai Urban Development in respect of the loans/facilities obtained by the

State-owned Management Company pursuant to the Cross Guarantee Arrangement will, upon completion of the Proposed Acquisition, constitute non-exempt continuing connected transactions for the Company and, pursuant to Rule 14A.41 of the Listing Rules, is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules and upon any variation of the Cross Guarantee Agreement, the Company will comply in full all applicable reporting, disclosure and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Company has obtained from the companies controlled by Shanghai Industrial Investment (Holdings) Company Limited which together hold approximately 51.21% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company written approval of the Equity Transfer Contract. These companies, namely, Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited and SIIC CM Development Limited are all wholly-owned subsidiaries of Shanghai Industrial Investment (Holdings) Company Limited and constitute a closely allied group of shareholders under Rule 14.45 of the Listing Rules. Apart from Shanghai Industrial Investment (Holdings) Company Limited, no connected person of the Company holds any shares in any of these three Shareholders. None of the Shareholders is materially interested in the Proposed Acquisition and, as such, no Shareholder is required to abstain from voting if the Company was to convene a general meeting for the approval of the Equity Transfer Contract.

Pursuant to Rule 14.44 of the Listing Rules, the Proposed Acquisition which constitutes a major transaction has been approved by way of written shareholders' approval in lieu of holding a general meeting of the Company.

A circular containing, among other things, further details of the Proposed Acquisition will be despatched to the Shareholders as soon as practicable.

INTRODUCTION

The Board is pleased to announce that on 29th October 2007, the Company entered into the Equity Transfer Contract with Xuhui SAAC for the acquisition by the Company of a 19% equity interest in Shanghai Urban Development at a cash consideration of RMB1,568,707,100 (equivalent to approximately HK$1,634,070,000). To the best of the Directors' knowledge, information and belief of the Directors and having made all reasonable enquiries, Xuhui SAAC is an Independent Third Party.

Upon completion of the Proposed Acquisition, the existing arrangement whereby the State-owned Management Company and Shanghai Urban Development guaranteeing each other's obligations under certain loans/facilities obtained from banks or credit unions by them respectively will become continuing connected transactions of the Company.

PROPOSED ACQUISITION

The Equity Transfer Contract

Major terms of the Equity Transfer Contract are summarised as below:-

Date	:	29th October 2007
Parties	:	(1) The Company (2) Xuhui SAAC
Nature of the transaction	:	Pursuant to the Equity Transfer Contract, Xuhui SAAC has agreed to sell, and the Company has agreed to purchase, a 19% equity interest in Shanghai Urban Development.
Consideration	:	The Consideration of RMB1,568,707,100 (equivalent to approximately HK$1,634,070,000), is the price quoted by Xuhui SAAC in the listed offer documents. As disclosed in the relevant listed offer documents, the Company was given to understand that the consideration was determined by reference to the appraised net asset value of Shanghai Urban Development as at the Valuation Date of approximately RMB7,203,721,600 (equivalent to approximately HK$7,503,877,000). The Consideration is payable in full in cash in either Hong Kong dollars or United States dollars within five business days from the effective date of the Equity Transfer Contract. The Company has already paid RMB300,000,000 (equivalent to approximately HK$312,500,000 to 上海聯合產權交易所 (Shanghai United Assets and Equity Exchange) as security deposit. Such deposit will be paid to Xuhui SAAC as part of the Consideration if the Equity Transfer Contract becomes effective or will be refunded to the Company if the Company's failure to pay the Consideration is caused by reasons other than its breaches.
Non-disposal Undertaking	:	The Company has undertaken to Xuhui SAAC that for a period of five years after the acquisition of the 19% equity interest in Shanghai Urban Development pursuant to the Equity Transfer Contract, the Company shall not transfer or pledge to others such equity interest, without the approval of Xuhui SAAC.
Other Undertakings	:	The Company has also undertaken to Xuhui SAAC that: (1) if Shanghai Urban Development needs to increase its capital, the Company will contribute to such increase in capital in cash in proportion to its equity interest in Shanghai Urban Development; and (2) if Shanghai Urban Development needs to borrow money from financial institutions due to its business needs, the Company will provide guarantee in respect of such borrowing in proportion to its equity interest in Shanghai Urban Development.

The Company and Xuhui SAAC have agreed, among other things, that:

(1) in respect of certain assets of Shanghai Urban Development which had been appraised at certain value or at zero value, if the actual value of such assets finally turn out to be different from the appraised value, any shortfall or excess shall be borne by or belong to (as the case may be) Xuhui SAAC;

(2) the Company shall cooperate with Xuhui SAAC in the latter's exercise of its ownership rights over certain assets which have been excluded from the scope of valuation but are still registered in the name of Shanghai Urban Development; and

(3) if the State-owned Management Company incurs liabilities under various guarantees given by it in respect of certain loans obtained by Shanghai Urban Development from banks prior to the signing of the Equity Transfer Contract, such economic loss shall be borne by Shanghai Urban Development in accordance with the law. Whereas, if Shanghai Urban Development incurs liabilities under various guarantees given by it in respect of certain loans obtained by the State-owned Management Company from banks prior to the signing of the Equity Transfer Contract, Xuhui SAAC shall compensate Shanghai Urban Development in respect of the actual economic loss suffered by Shanghai Urban Development out of Xuhui SAAC's share of the future profits of Shanghai Urban Development in respect of its 41% equity interest.

Board composition of Shanghai Urban Development : The board of directors of Shanghai Urban Development shall consist of seven members. The Company and Xuhui SAAC are entitled to appoint four directors and three directors of Shanghai Urban Development respectively. The chairman of the board of directors of Shanghai Urban Development shall be appointed by the Company and the vice-chairman of the board of directors of Shanghai Urban Development shall be appointed by Xuhui SAAC.

Others : Xuhui SAAC and the Company have agreed that at the same time as the implementation of the Equity Transfer Contract, the joint venture contract and the joint venture articles of Shanghai Urban Development shall be amended in accordance with the relevant laws and regulations of the PRC.

Effective Date : The Equity Transfer Contract will become effective when it is approved by the relevant approval authorities in the PRC. It is agreed that subject to the compliance of the requirements of the Listing Rules in respect of the Proposed Acquisition, the Acquisition Documents shall be submitted to the approval authorities with competent jurisdiction.

Further Information about Shanghai Urban Development

Business carried on by Shanghai Urban Development

Shanghai Urban Development was established in 1996 and was converted from a state-owned enterprise to a Sino-foreign equity joint venture company in July 2007 following the acquisition by the Company of a 40% equity interest in it. As at the date of this announcement, Shanghai Urban Development had a registered capital of Shanghai Urban Development RMB301.33 million and was owned as to 60% by Xuhui SAAC and as to 40% by the Company.

Shanghai Urban Development and its subsidiaries together have a land reserve with a total gross floor area of about 2 million square meters for development, which includes commercial and residential development projects in Shanghai, Kunshan (Jiangsu province), Changsha (Hunan province) and Hefei (Anhui province). Among these projects are "Xujiahui Centre" and "Urban Cradle" in which Shanghai Urban Development has a 60% and 90% interest respectively. "Xujiahui Centre" (currently in the planning stage) is located above the Xuhui subway station in the main commercial hub of Shanghai and will be one of the largest comprehensive commercial projects in downtown Shanghai, which has a planned development site area of approximately 13.2 hectares. "Urban Cradle" (five out of the six phases are currently under development) is one of the largest residential projects in southwest Shanghai, within the Middle Ring Road territory with a planned development site area of approximately 94.3 hectares.

The current principal activities of Shanghai Urban Development and its subsidiaries include real estate development and consultancy services, resettlement work, ancillary construction equipment, construction material, industrial investment, domestic trading (specially regulated ones excepted) and property sales, leasing and management.

Financial information on Shanghai Urban Development

The unaudited consolidated profit before taxation, extraordinary items and minority interests, and the unaudited consolidated profit after taxation, extraordinary items and minority interests, of Shanghai Urban Development for the two years ended 31st December 2006, which were prepared in accordance with Hong Kong Financial Reporting Standards, were as follows:

	Year ended 31st December	
	2005 '000 (unaudited)	2006 '000 (unaudited)
Consolidated profit before taxation, extraordinary items and minority interests	RMB96,319 (equivalent to approximately HK$100,332)	RMB616,604 (equivalent to approximately HK$642,296)
Consolidated profit after taxation, extraordinary items and minority interests	RMB61,165 (equivalent to approximately HK$63,714)	RMB317,323 (equivalent to approximately HK$330,545)

The unaudited consolidated net asset value and the unaudited consolidated total asset value of Shanghai Urban Development as at 31st December 2006, which were prepared in accordance with Hong Kong Financial Reporting Standards, were approximately RMB836.74 million (equivalent to approximately HK$871.60 million) and RMB8,880.60 million (equivalent to approximately HK$9,250.63 million) respectively.

The Company was given to understand that the increase in the net asset value of Shanghai Urban Development when comparing the unaudited consolidated net asset value of Shanghai Urban Development as at 31st December 2006 as shown above and the appraised net asset value of Shanghai Urban Development as at the Valuation Date as mentioned under the section headed "The Equity Transfer Contract – Consideration" above was attributable to factors including but not limited to the capital contribution of RMB2,130,660,600 by the Company to Shanghai Urban Development in July 2007, the change in classification of certain property interests of Shanghai Urban Development subsequent to 31st December 2006 and thus the valuation of such property interests, and the rise in property values in the PRC property market as compared with the book cost value of the properties of Shanghai Urban Development as at 31st December 2006.

Corporate structure before and after completion of the Proposed Acquisition

Following completion of the Proposed Acquisition, the Company's equity interest in Shanghai Urban Development will be increased from 40% to 59% and Shanghai Urban Development will be accounted for as a non-wholly owned subsidiary of the Company. Hence, the financial results of Shanghai Urban Development will be consolidated into the Group.

Set out below are the shareholding structures of Shanghai Urban Development as at the date of this announcement and immediately after completion of the Proposed Acquisition respectively:

As at the date of this Announcement


Xuhui SAAC[Note]
The Company
60%
40%
Shanghai Urban Development

Immediately after completion of the Proposed Acquisition


Xuhui SAAC[Note]
The Company
41%
59%
Shanghai Urban Development

Note: Xuhui SAAC is authorised by Shanghai Xuhui District People's Government to exercise state-owned shareholder's rights.

Reasons for and Benefits of the Proposed Acquisition

The management team of Shanghai Urban Development is experienced in the development of real estates. The Company enjoys good reputation in the real estate industry in Shanghai, winning honours including "Top 100 Real Estate Enterprises in the PRC" and "Top Ten Fastest Growing Real Estate Enterprises" in 2006. It is expected that further acquisition of interest in Shanghai Urban Development thereby obtaining a controlling stake will enable the Company to rapidly establish a dynamic platform for real estate business of the Group. The expansion in the scale of its investments in real estate business will benefit from the solid financial strength of the Company, a low gearing ratio and a strong cash flow position.

Based on the due diligence on Shanghai Urban Development conducted by the Company and the information gathered and the internal assessment of the asset value of Shanghai Urban Development and after taking into account the rise in property values in the PRC property market and the fact that the Proposed Acquisition will result in the Company obtaining a controlling stake in Shanghai Urban Development, the Directors consider that the Consideration is fair and reasonable so far as the Company and the Shareholders are concerned. The Directors also consider that the Equity Transfer Contract is on normal commercial terms and is fair and reasonable so far as the Company and the Shareholders are concerned.

Source of Funding

The Company will fund the Consideration by the internal resources of the Company.

POTENTIAL CONTINUING CONNECTED TRANSACTIONS

The Cross Guarantee Arrangement

Pursuant to an agreement dated 26th December 2002 entered into between the State-owned Management Company and Shanghai Urban Development (the "Cross Guarantee Agreement"), the parties thereto agreed to guarantee each other's obligations in respect of certain loans/facilities from time to time obtained from banks or credit unions by them respectively to the extent of not more than RMB700 million. In respect of those guarantees which have already been entered into by the State-owned Management Company and Shanghai Urban Development pursuant to the Cross Guarantee Agreement, they will continue after the completion of the Proposed Acquisition until the underlying loans/facilities mature/expire and all amounts owed are fully repaid.

As at the Valuation Date, the total amount of loans/facilities obtained by Shanghai Urban Development in respect of which guarantees were provided by the State-owned Management Company amounted to RMB545 million (equivalent to approximately HK$567.71 million). As at the Valuation Date, the total amount of loans/facilities obtained by the State-owned Management Company in respect of which guarantees were provided by Shanghai Urban Development amounted to RMB686 million (equivalent to approximately HK$714.58 million).

No security over the assets of Shanghai Urban Development or the Group is granted in respect of guarantees provided by State-owned Management Company pursuant to the Cross Guarantee Agreement. The executive Directors are of the view that the guarantees provided by State-owned Management Company are on normal commercial terms (or better to Shanghai Urban

Development).

The aggregate amount of loans/facilities obtained by the state-owned Management Company in respect of which Shanghai Urban Development provided guarantees pursuant to the Non-exempt Guarantee Arrangement for each of the period from the date of completion of the Proposed Acquisition to 31st December 2007 and each of the two years ending 31st December 2009 will be subject to a cap amount of RMB700 million (equivalent to approximately HK$729.17 million).

Reasons for and benefits of the Non-exempt Guarantee Arrangement

The reason for the Cross Guarantee Arrangement was to enable State-owned Management Company and Shanghai Urban Development to obtain certain loans/facilities which are required to meet their respective funding needs. Since the existing guarantees provided by State-owned Management Company and Shanghai Urban Development pursuant to the Cross Guarantee Arrangement (including the Non-exempt Guarantee Arrangement) were entered into with the relevant banks or credit unions before the date of entering into of the Equity Transfer Contract, it is impracticable for Shanghai Urban Development to seek for early termination of the relevant guarantees provided by Shanghai Urban Development pursuant to the Non-exempt Guarantee Arrangement without the consents of the relevant banks/credit unions.

In view that (i) the Cross Guarantee Agreement and the guarantees provided by Shanghai Urban Development pursuant to the Non-exempt Guarantee Arrangement and are unable to be terminated without the consent from the relevant financial institution and/or the State-owned Management Company and (ii) Xuhui SAAC has also provided guarantees in respect of loans/banking facilities obtained by Shanghai Urban Development, the executive Directors are of the view that preserving the status quo is beneficial to the Group as it would enable the continuance of the loans/facilities granted by various banks or credit unions to Shanghai Urban Development after the completion of the Proposed Acquisition. It is the intention of the Company to avoid Shanghai Urban Development from providing further or renewing existing guarantees in respect of borrowings of the State-owned Management Company where circumstances permit.

The executive Directors are of the view that the Non-exempt Guarantee Arrangement is on normal commercial terms and is fair and reasonable so far as the Company and the Shareholders are concerned.

LISTING RULES IMPLICATIONS

The Proposed Acquisition

In respect of the Proposed Acquisition, as all the applicable percentage ratios (except the consideration ratio) calculated in accordance with Chapter 14 of the Listing Rules are more than 25% but less than 100%, it constitutes a major transaction of the Company under Chapter 14 of the Listing Rules. Accordingly, the Proposed Acquisition is subject to reporting, announcement and shareholders' approval requirements of the Listing Rules.

The Cross Guarantee Arrangement

Upon completion of the Proposed Acquisition, Shanghai Urban Development will become a non-wholly owned subsidiary of the Company and Xuhui SAAC, being a holder of 41% equity interest in Shanghai Urban Development, will become a substantial shareholder of a subsidiary of the Company.

The operation of the State-owned Management Company, a state-owned enterprise, is authorized by Xuhui SAAC and Xuhui SAAC exercises the authority as the state-owned shareholder (國有股東) of the State-owned Management Company.

The State-owned Management Company is regarded as a connected person of the Company for the purposes of Chapter 14A of the Listing Rules upon completion of the Proposed Acquisition, as such the transactions pursuant to the Cross Guarantee Arrangement will constitute continuing connected transactions of the Company under the Listing Rules.

Pursuant to Rule 14A.65(4) of the Listing Rules, the provision of guarantees by the State-owned Management Company in respect of the loans/facilities obtained by Shanghai Urban Development pursuant to the Cross Guarantee Arrangement is exempt from the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

As regards the provision of guarantees by Shanghai Urban Development in respect of the loans/facilities obtained by the State-owned Management Company pursuant to the Cross Guarantee Agreement, as all the applicable percentage ratios (except the consideration ratio) calculated in accordance with Chapter 14 and 14A of the Listing Rules are not less than 2.5%, it constitutes non-exempt continuing connected transactions for the Company upon completion of the Proposed Acquisition and pursuant to Rule 14A.41 of the Listing Rules, is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules and upon any variation of the Cross Guarantee Agreement, the Company will comply in full all applicable reporting, disclosure and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

Shareholders' Approval

The Company has obtained from the companies controlled by Shanghai Industrial Investment (Holdings) Company Limited which together hold approximately 51.21% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company written approval of the Equity Transfer Contract. These companies, namely, Shanghai Investment Holdings Limited (currently holding 468,066,000 Shares), SIIC Capital (B.V.I.) Limited (currently holding 80,000,000 Shares) and SIIC CM Development Limited (currently holding 10,000 Shares) are all wholly-owned subsidiaries of Shanghai Industrial Investment (Holdings) Company Limited and constitute a closely allied group of shareholders under Rule 14.45 of the Listing Rules. Apart from Shanghai Industrial Investment (Holdings) Company Limited, no connected person of the Company holds any shares in any of these three Shareholders. None of the Shareholders is materially interested in the Proposed Acquisition and, as such, no Shareholder is required to abstain from voting if the Company was to convene a general meeting for the approval of the Proposed Acquisition.

Pursuant to Rule 14.44 of the Listing Rules, the Proposed Acquisition has been approved by way of written shareholders' approval in lieu of holding a general meeting of the Company.

A circular containing, among other things, further details of the Proposed Acquisition will be despatched to the Shareholders as soon as practicable.

GENERAL INFORMATION

The Group is principally engaged in the business of real estate investment, infrastructure facilities, medicine and consumer products.

Xuhui SAAC is a government authority authorised by and established directly under Shanghai Xuhui District People's Government for supervising and managing state-owned assets in the possession of Xuhui District, including but not limited to, to exercise state-owned shareholders' right over Shanghai Urban Development.

State-owned Management Company is a state-owned enterprise established under the laws of the PRC and principally engaged in investment, asset management and project financing.

DEFINITIONS

Unless the context otherwise requires, the following terms shall have the meanings set out below:

"Acquisition Documents"	the Equity Transfer Contract and the supplemental agreement to the joint venture contract of Shanghai Urban Development and the supplemental agreement to the joint venture articles of Shanghai Urban Development to be entered into between Xuhui SAAC and the Company pursuant to the Equity Transfer Contract
"Board"	the board of Directors
"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Consideration"	the consideration for the Proposed Acquisition in the amount of RMB1,568,707,100
"Cross Guarantee Agreement"	as such term is defined under the section headed "The Cross Guarantee Arrangement" above

"Cross Guarantee Arrangement"	the arrangements pursuant to the Cross Guarantee Agreement whereby the State-owned Management Company and Shanghai Urban Development are guaranteeing each other's obligations under certain loans/facilities from time to time obtained from banks or credit unions by them respectively
"Directors"	the directors of the Company
"Equity Transfer Contract"	the equity transfer contract in respect of the sale and purchase of a 19% equity interest in Shanghai Urban Development dated 29th October 2007 entered into between the Company as purchaser and Xuhui SAAC as vendor as supplemented by a supplemental contract entered into between the same parties on the same date
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	(a) third party(ies) which is(are) not (a) connected person(s) of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-exempt Guarantee Arrangement"	an arrangement under which Shanghai Urban Development provides guarantees on certain loans/facilities obtained by the State-owned Management Company from banks or credit unions, details of which are set out under the section headed "The Cross Guarantee Arrangement" above
"PRC"	the People's Republic of China
"Proposed Acquisition"	the proposed Acquisition of 19% equity interest in Shanghai Urban Development by the Company from Xuhui SAAC pursuant to the Equity Transfer Contract
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Urban Development"	上海城開(集團)有限公司 (Shanghai Urban Development (Group) Co., Ltd.*), a Sino-foreign equity joint venture company established in the PRC

"Shares"	shares of HK$0.10 each in the capital of the Company
"Shareholders"	holders of Shares
"State-owned Management Company"	上海徐匯國有資產投資經營有限公司 (Shanghai Xuhui State-owned Assets Management Co., Ltd.) a state-owned enterprise established under the laws of the PRC with Xuhui SAAC as the authorised representative exercising state-owned shareholder's right over it
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Valuation Date"	31st July 2007
"Xuhui SAAC"	上海市徐匯區國有資產監督管理委員會 (Xuhui District State-owned Assets Administrative Committee), a government authority authorised by and established directly under Shanghai Xuhui District People's Government for supervising and managing state-owned assets in the possession of Xuhui District, including but not limited to, to exercise state-owned shareholders' right over Shanghai Urban Development

For the purposes of this announcement, for illustration purpose, amounts in RMB have been translated into Hong Kong dollars at the exchange rate of HK$1 to RMB0.96. Such translation does not constitute a representation that any amount has been, could have been or may be exchanged at such rate.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 29th October 2007

As at the date of this announcement, the Board is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

* *The English name is an informal English translation of its official Chinese name.*

END